SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 3 )(1)


                         EASYLINK SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  277 84T 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                ROBERT S. FEIT, VICE PRESIDENT-LAW AND SECRETARY
             AT&T CORP., ONE AT&T WAY, BEDMINSTER, NEW JERSEY 07921
                                 (908) 221-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                OCTOBER 20, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277 84T 101                  13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     AT&T Corp.
     IRS No. 13-4924710
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    - 0 -
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          - 0 -
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    - 0 -
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    - 0 -
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     - 0 -
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 277 84T 101                  13D                     Page 3 of 5 Pages

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     As a result of a previous restructuring of the Indebtedness (as defined on AT&T's Form 13D/A, filed March 6, 2003), AT&T previously owned 1,423,980 shares of the Issuer's Class A Common Stock (the "Shares") plus immediately exercisable warrants (the "Warrants") to purchase an additional 1,000,000 shares of the Issuer's Class A Common Stock at a price of $6.10 per share, and a Promissory Note of the Issuer in the stated principal amount of $10,000,000 (the "Note"). On February 27, 2003, AT&T and Ptek Holdings, Inc. ("Ptek") entered into a Share Purchase Agreement regarding the sale of the Shares to Ptek for $825,908 and a Note Purchase Agreement regarding the transfer of the Note for $3,174,092 and a warrant to purchase shares of Ptek common stock. Both Agreements were filed as exhibits to the 13D/A-1 filed by AT&T on March 6, 2003.

     On August 28, 2003, AT&T and Ptek entered into an Amendment to Share Purchase Agreement and Note Purchase Agreement (the "August 28, 2003 Amendment"). The August 28, 2003 Amendment modified the terms of the two agreements referred to in this Item 4 and dated as of February 27, 2003. The August 28, 2003 Amendment was filed as an exhibit to the 13D/A-2 filed by AT&T on August 28, 2003.

     On October 20, 2003 AT&T and Ptek consummated the transactions contemplated by the August 28, 2003 Amendment. In addition, on October 20, 2003 AT&T and the Issuer terminated the Warrants as of such date.
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a) AT&T is the beneficial owner of zero shares of capital stock of the Issuer. To the knowledge of the Reporting Person, none of the persons listed on Schedule I hereto beneficially owns any shares of Class A Common Stock or other securities of the Issuer.

(b) Not Applicable

(c) Except as otherwise set forth herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has executed transactions in the Common Stock during the past 60 days.

(d) Not Applicable

(e) The Reporting Person ceased to be the beneficial owner of the Shares and the
Warrants              on             October              20,              2003.
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

AT&T and the Issuer are parties to a Registration Rights Agreement dated as of June 1, 2001, with respect to the Shares. AT&T and the Issuer are also parties to an Accession Agreement dated November 27, 2001. Copies of these Agreements were filed as exhibits to AT&T's Form 13D filed with respect to the Shares on December 26, 2001.

AT&T and Ptek are parties to a Share Purchase Agreement with respect to the Shares, as well as a Note Purchase Agreement. Both Agreements were filed as exhibits to a 13D Amendment filed on March 6, 2003.

On August 28, 2003, AT&T and Ptek entered into the August 28, 2003 Amendment. The August 28, 2003 Amendment modifies the terms of the Share Purchase Agreement and the Note Purchase Agreement. The August 28, 2003 Amendment was filed as an exhibit to the 13D/A-2 filed by AT&T on August 28, 2003.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

1. Share Purchase Agreement between AT&T Corp. and Ptek Holdings, Inc. dated February 27, 2003 (incorporated by reference to Exhibit 1 to AT&T's Form 13D/A, filed March 6, 2003).

2. Note Purchase Agreement between AT&T Corp. and Ptek Holdings, Inc. dated February 27, 2003 (incorporated by reference to Exhibit 2 to AT&T's Form 13D/A, filed March 6, 2003).

3. Amendment to Share Purchase Agreement and Note Purchase Agreement between AT&T Corp. and Ptek Holdings, Inc. dated August 28, 2003 (incorporated by reference to Exhibit 3 to AT&T's Form 13D/A-2, filed August 28, 2003).

4. Letter from AT&T Corp. to Easylink Services Corporation, dated August 28, 2003 (incorporated by reference to Exhibit 4 to AT&T's Form 13D/A-2, filed August 28, 2003).

________________________________________________________________________________

CUSIP No. 277 84T 101                  13D                     Page 4 of 5 Pages


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    October 24, 2003
                                        ----------------------------------------
                                                         (Date)


                                                  /s/  H. David Schwartz
                                        ----------------------------------------
                                                       (Signature)


                                                    Assistant Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 277 84T 101                  13D                     Page 5 of 5 Pages


                                   Schedule 1


David Dorman                    - Chairman and Chief Executive Officer
Betsy J. Bernard                - President
James W. Cicconi                - General Counsel and Executive Vice President -
                                    Law & Government Affairs
Nicholas S. Cyprus              - Vice President and Controller
Edward M. Dwyer                 - Vice President and Treasurer
Hossein Eslambolchi             - President - AT&T Labs & Chief Technology
                                    Officer
Robert S. Feit                  - Vice President - Law and Secretary
Mirian M. Graddick-Weir         - Executive Vice President - Human Resources
Thomas W. Horton                - Senior Executive Vice President and Chief
                                    Financial Officer
John Polumbo                    - President and CEO - AT&T Consumer
Constance K. Weaver             - Executive Vice President - Public Relations,
                                    Marketing and Brand




William F. Aldinger             - Director; Chairman and CEO, Household
                                    International, Inc.
Kenneth T. Derr                 - Director; Chairman of the Board, Retired -
                                    Chevron Texaco Corporation
M. Kathryn Eickhoff             - Director; President, Eickhoff Economics
                                    Incorporated
Frank C. Herringer              - Director; Chairman, Transamerica Corporation
Shirley A. Jackson              - Director; President, Rensselaer Polytechnic
                                    Institute
Jon C. Madonna                  - Director; Retired Chairman and CEO, KPMG
Donald F. McHenry               - Director; President, The IRC Group, LLC
Tony L. White                   - Director; Chairman, President and CEO, Applera
                                    Corporation